UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

FINAL AMENDMENT

  ADHEREX TECHNOLOGIES INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to purchase Common Shares dated April 30, 2010
Warrants to purchase Common Shares dated March 29, 2011
(Title of Class of Securities)

No CUSIP for Warrants dated April 30, 2010
00686R176 for Warrants dated March 29, 2011
(CUSIP Number of Class of Securities)

Rostislav Raykov
Adherex Technologies Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, North Carolina
Telephone: (919) 636-4530
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Garett Sleichter, Esq.
Rutan & Tucker, LLP
611 Anton Blvd., Suite 1400
Costa Mesa, California 92626
Telephone: (714) 641-3495

CALCULATION OF FILING FEE

Transaction Valuation*: $5,680,935	Amount of Filing Fee**: $731.71

*	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Adherex Technologies Inc. (the “Company”) is offering holders of a total of 324,624,842 warrants issued by the Company the opportunity to exchange one-hundred eighty (180) warrants (exercisable for ten (10) of the Company’s common shares) for one (1) new warrant to purchase one (1) common share at a lower exercise price. The transaction value was determined by using the average of the bid and asked prices of the publicly traded warrants of the Company as reported on the Toronto Stock Exchange on June 26, 2014, which was CAD$0.0175 per warrant, and a U.S.-to-CAD exchange rate of $1.00-to-$1.07.

**	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The filing fee equals $128.80 for each $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $731.71	Form or registration no.: Schedule TO
Filing Party: Adherex Technologies Inc.	Date Filed: June 30, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This final amendment relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2014, and amended by Amendment No. 1 filed with the SEC on July 10, 2014, by Adherex Technologies Inc. (the “Company”) in connection with the offer by the Company to all holders of “Eligible Warrants” (as defined in the Schedule TO) to exchange one-hundred eighty (180) Eligible Warrants (which, if exercised under their current terms, would be exercisable for ten (10) shares of Common Stock at an exercise price of CAD$1.44 per share) for one (1) new warrant to purchase one (1) share of Common Stock at an exercise price of US$0.50 per share. The offer is subject to the terms and conditions set forth in the Offer Letter, dated June 30, 2014, a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer Letter”), and the accompanying Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO (“Letter of Transmittal”) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer Letter.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.         The Offer expired at 5:00 p.m., Eastern Time, on July 29, 2014.

2.         40,211,718 2011 Warrants were validly tendered and not withdrawn prior to the expiration of the Offer. New Warrants to purchase 941,643 shares of Common Stock were issued in exchange for the aforementioned validly tendered 2011 Warrants.

3.         169,495,999 2010 Warrants were validly tendered and not withdrawn prior to the expiration of the Offer. New Warrants to purchase 223,392 shares of Common Stock were issued in exchange for the aforementioned validly tendered 2010 Warrants.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: August 14, 2014	ADHEREX TECHNOLOGIES INC.
	By:	/s/ Krysia Lynes
		Name:	Krysia Lynes
		Title:	Interim Chief Financial Officer

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